Musicow US Vol. 1 LLC

345 N Maple Dr. Suite 210

Beverly Hills, CA 90210

Phone: (213) 566-2525

May 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pearlyne Paulemon and Mr. David Link

Re:	Musicow US Vol. 1 LLC
Form 1-A
Filed March 7, 2025
File No. 024-12581

Acceleration Request

Requested Date: Friday, May 30, 2025

Requested Time: 4:00 PM Eastern Time

Dear Ms. Paulemon and Mr. Link:

Musicow US Vol. 1 LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is with the Company’s outside legal counsel, Anthony, Linder & Cacomanolis, PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pearlyne Paulemon and Mr. David Link

Securities and Exchange Commission

May 28, 2025

The Company also agrees that it will only sell its securities pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Craig D. Linder at (561) 514-0936 or email to him at: clinder@ALClaw.com.

Musicow US Vol. 1 LLC

By:	Musicow Asset US, LLC, Manager

By:	/s/ Paul Baik
Name:	Paul Baik
Title:	Manager